FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August, 2007

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....✓.... Form 40-F ........

Registrant’s Press Release dated August 9, 2007.

          SIGNATURE

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: /s/Paul Weinberg

Paul Weinberg

General Counsel & Corporate Secretary

Dated: August 9, 2007

-FOR IMMEDIATE RELEASE-

ELRON TO HOST SECOND QUARTER EARNINGS CONFERENCE CALL ON
THURSDAY, AUGUST 16, 2007

Tel Aviv, August 9, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it will be hosting a conference call on Thursday, August 16TH at 10:00am EDT and 5:00 pm Israel time to discuss its second quarter 2007 results. The company plans to release its results prior to the conference call.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US:	1 888 668 9141
In the UK:	0 800 051 8913
In Israel:	03 918 0691
International Participants: +972 3 918 0691

at:
10:00am Eastern Time, 7:00am Pacific Time, 3:00pm GMT and 5:00pm Israel Time

For your convenience, a replay of the call will be available until Wednesday, August 22nd. The replay numbers are:

1 888 782 4291 (US); 0 800 028 6837 (UK) and +972 3 925 5927 (International).

A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:	Investor Relations Contact:
Rinat Remler	GK Investor Relations
Elron Electronic Industries Ltd.	Ehud Helft
Tel. 972-3-6075555	Kenny Green
rinat@elron.net	Tel. +1 646 201 9246
info@gkir.com

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).